Aegerion Pharmaceuticals, Inc.

CenterPointe IV

1140 Route 22 East, Suite 304

Bridgewater, New Jersey 08807

VIA EDGAR AND OVERNIGHT COURIER

October 19, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Jeffrey Riedler

Re:	Aegerion Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-168721

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aegerion Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 21, 2010, at 4:30 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Bison at (617) 570-1933. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Bison, by facsimile to (617) 523-1231.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

AEGERION PHARMACEUTICALS, INC.

/S/ MARC D. BEER
Marc D. Beer Chief Executive Officer
cc:	Marc Beer (Aegerion Pharmaceuticals, Inc.)

Christine Pellizzari, Esq. (Aegerion Pharmaceuticals, Inc.)

Jocelyn Arel, Esq. (Goodwin Procter LLP)

Michael Bison, Esq. (Goodwin Procter LLP)

David E. Redlick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)

Brian Johnson, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)